December 11, 2018

Bruce Cozadd
Chairman and Chief Executive Officer and Director
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road, Dublin 4, Ireland

       Re: Jazz Pharmaceuticals plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-33500

Dear Mr. Cozadd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance